Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Consolidated Financial Statements

For the year ended August 31, 2009

Filed: November 30, 2009

A copy of this report will be provided to any shareholder who requests it.

To the Shareholders of Platinum Group Metals Ltd.

We have completed an integrated audit of Platinum Group Metals Ltd.’s 2009, 2008 and 2007 consolidated financial statements and of its internal controls over financial reporting as of August 31, 2009. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Platinum Group Metals Ltd. as of August 31, 2009 and 2008, and the related consolidated statements of operations and comprehensive income, shareholder’s equity, and cash flows for each of the three years ended August 31, 2009.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at August 31, 2009 and 2008 and the results of its operations and its cash flows for each of the three years in the three year period ended August 31, 2009 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Platinum Group Metals Ltd.’ internal controls over financial reporting as at August 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express opinions on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2009 based on criteria established in Internal Control – Integrated Framework issues by the COSO.

“Pricewaterhouse Coopers LLP”

Chartered Accountants

Vancouver, BC

November 23, 2009

Comments by Auditors for U.S. readers on Canada – U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change in accounting policy as described in note 4 to the consolidated financial statements.  Our report to the shareholders dated November 23, 2009, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting policy in the auditors’ report when it is properly accounted for and adequately disclosed in the financial statements.

“Pricewaterhouse Coopers LLP”

Chartered Accountants

Vancouver, BC

November 23, 2009

Management’s responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all financial information in the Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Financial statements, by nature are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management, under the supervision of and the participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of our internal controls, including management’s assessment described below; examines and approves the fees and expenses for the audit services; and recommends the independent auditors to the Board for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of our internal control over financial reporting as of August 31, 2009 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of August 31, 2009.

Frank Hallam Chief Financial Officer

November 23, 2009

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Consolidated Balance Sheets
(expressed in Canadian dollars)	Aug. 31, 2009	Aug. 31, 2008
ASSETS

CURRENT
Cash and cash equivalents	$ 32,965,685	$ 1,779,871
Available-for-sale securities (Note 4)	2,135,002	1,118,000
Amounts receivable (Note 3)	344,538	315,176
Due from WBJV partners (Note 5)	988,880	720,958
Due from JOGMEC partner (Note 6(a)(i))	224,482	-
Prepaid expenses and other assets	50,812	92,075
Total current assets	36,709,399	4,026,080
PERFORMANCE BONDS	137,849	126,376
INVESTMENT IN WBJV (Note 5)	20,561,154	18,894,625
MINERAL PROPERTIES (Note 6)	6,057,034	5,806,510
SURFACE RIGHTS (Note 7(b))	3,240,282	3,159,102
FIXED ASSETS (Note 7(a))	365,079	479,890
Total assets	$ 67,070,797	$ 32,492,583

LIABILITIES

CURRENT
Accounts payable and accrued liabilities (Note 11(a))	$ 861,041	$ 2,875,761
Total liabilities	861,041	2,875,761

SHAREHOLDERS' EQUITY

Share capital (Note 8)	89,945,316	55,359,342
Contributed surplus	11,458,915	3,781,843
Accumulated other comprehensive income	(975,575)	(2,268,847)
Deficit accumulated during the exploration and development stage	(34,218,900)	(27,255,516)
Total shareholders' equity	66,209,756	29,616,822
Total liabilities and shareholders' equity	$ 67,070,797	$ 32,492,583
CONTINGENCIES AND COMMITMENTS (NOTE 12)
SUBSEQUENT EVENTS (NOTE 17)

APPROVED BY THE DIRECTORS:
"Iain McLean"
Iain McLean, Director

"Eric Carlson"
Eric Carlson, Director

See accompanying notes to the consolidated financial statements.

For the year ended August 31, 2009

PLATINUM GROUP METALS LTD.
(An exploration stage company)
Consolidated Statements of Operations and Comprehensive Income
August 31, 2007 to August 31, 2009
(expressed in Canadian dollars)				Cumulative
				amount from
				March 16, 2000
	Year ended	Year ended	Year ended	to August 31,
	August 31,	August 31,	August 31,	2009
	2009	2008	2007	(unaudited)
EXPENSES
Amortization	$ 117,221	$ 132,172	$ 125,046	$ 610,924
Annual general meeting	67,530	65,663	82,697	362,554
Filing and transfer agent fees	122,976	152,853	129,803	691,108
Foreign exchange (gain) loss	(322,833)	37,340	83,292	(104,301)
Insurance	119,160	105,844	62,469	381,874
Mineral property costs written off	-	-	1,323,222	6,430,293
Management and consulting fees	1,112,706	843,758	690,504	4,267,713
News releases, print and mailout	42,974	75,688	83,999	746,923
Office and miscellaneous	201,680	227,497	230,829	1,248,926
Professional fees	1,082,643	973,425	416,945	3,543,432
Promotion	195,604	214,524	193,296	1,032,881
Property investigations	-	170	950	129,374
Rent	216,545	184,094	133,822	874,031
Salaries and benefits	1,615,361	1,345,722	1,400,258	6,529,822
Shareholder relations	299,397	128,340	216,597	1,348,089
Stock compensation expense	2,100,736	580,128	1,487,661	5,696,922
Telephone	87,141	73,415	78,605	413,806
Travel	568,413	859,139	656,965	2,978,373
Recoveries	(199,015)	(243,895)	(205,410)	(1,539,864)
	(7,428,239)	(5,755,877)	(7,191,550)	(35,642,880)
Less interest earned	139,548	243,339	434,949	1,072,247
Loss before other items	(7,288,691)	(5,512,538)	(6,756,601)	(34,570,633)
Other items:
Write-down of and equity loss
in investment	-	-	-	429,275
Gain on sale of marketable securities	-	-	-	(47,682)
(Gain) Loss on sale of fixed assets	(7,297)	-	1,522	1,633
	(7,297)	-	1,522	383,226
Loss for the year before income taxes	(7,281,394)	(5,512,538)	(6,758,123)	(34,953,859)
Future income tax recovery	318,010	425,949	-	2,480,959
Loss for the period	$ (6,963,384)	$ (5,086,589)	$ (6,758,123)	$ (32,472,900)

Other comprehensive income
Currency translation adjustment (Note 5)	428,820	(674,771)	(1,707,495)	(2,611,827)
Unrealized gain (loss) on marketable
securities (Note 4)	864,452	(821,101)	-	43,351
Comprehensive loss for the period	$ (5,670,112)	$ (6,582,461)	$ (8,465,618)	$ (35,041,376)

Basic and diluted loss per common share	$ (0.10)	$ (0.08)	$ (0.12)

Weighted-average number of
common shares outstanding	72,466,079	61,978,849	58,042,450

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Consolidated Statements of Shareholders' Equity
August 31, 2006, to August 31, 2009
(expressed in Canadian dollars)					Deficit
					accumulated
				Accumulated	during
	Common shares			other	exploration &	Total
	without par value		Contributed	comprehensive	development	shareholders'
	Shares	Amount	surplus	income	stage	equity
Balance, August 31, 2006	53,691,178	39,798,768	1,785,705	(658,381)	-15,410,804	25,515,288
Issued on exercise of warrants	6,333,194	11,454,791	-	-	-	11,454,791
Issued on exercise of stock options	914,375	892,557	(266,982)	-	-	625,575
Issued for mineral properties net of costs	50,000	227,742	-	-	-	227,742
Stock options granted	-	-	1,487,661	-	-	1,487,661
Translation adjustment	-	-	-	(1,707,495)	-	(1,707,495)
Net loss	-	-	-	-	(6,758,123)	(6,758,123)
Balance, August 31, 2007	60,988,747	52,373,858	3,006,384	(2,365,876)	-22,168,927	30,845,439
Transition adjustment (Note 4)	-	-	-	1,592,901	-	1,592,901
Issued on exercise of warrants	850,000	1,487,500	-	-	-	1,487,500
Issued on exercise of stock options	760,500	1,334,748	(512,924)	-	-	821,824
Issued for mineral properties net of costs	50,000	163,236	-	-	-	163,236
Stock options granted	-	-	1,288,383	-	-	1,288,383
Translation adjustment	-	-	-	(674,771)	-	(674,771)
Unrealized loss on AFS securities	-	-	-	(821,101)	-	(821,101)
Net loss	-	-	-	-	(5,086,589)	(5,086,589)
Balance, August 31, 2008	62,649,247	55,359,342	3,781,843	-2,268,847	-27,255,516	29,616,822
Issuance of common shares and warrants for cash	29,969,770	34,174,382	5,288,917	-	-	39,463,299
Issued on exercise of stock options	196,650	411,592	(129,952)	-	-	281,640
Stock options granted	-	-	2,518,107	-	-	2,518,107
Translation adjustment	-	-	-	428,820	-	428,820
Unrealized gain on AFS securities	-	-	-	864,452	-	864,452
Net loss	-	-	-	-	(6,963,384)	(6,963,384)
Balance, August 31, 2009	92,815,667	$ 89,945,316	$ 11,458,915	$ (975,575)	$ (34,218,900)	$ 66,209,756

See accompanying notes to the consolidated financial statements.

For the year ended August 31, 2009

PLATINUM GROUP METALS LTD.
(An exploration stage company)
Consolidated Statements of Cash Flows
August 31, 2007 to August 31, 2009
(expressed in Canadian dollars)				Cumulative
				amount from
				March 16, 2000
	Year ended	Year ended	Year ended	to August 31,
	August 31,	August 31,	August 31,	2009
	2009	2008	2007	(unaudited)
OPERATING ACTIVITIES
Loss for the year	$ (6,963,384)	$ (5,086,589)	$ (6,758,123)	$(32,472,900)
Add items not affecting cash
Amortization	117,221	132,172	125,046	610,924
Loss on sale of fixed assets	-	-	1,522	8,930
Equity loss and write-down of investment	-	-	-	429,275
Future income tax recovery	(318,010)	(425,949)	-	(2,480,959)
Gain on sale of AFS securities	-	-	-	(47,682)
Mineral property costs written off	-	-	1,323,222	6,430,293
Finders fee received in shares (Note 4)	-	-	-	(100,000)
Gain on sale of mineral property	-	-	-	(240,000)
Non-cash stock compensation expense	2,100,736	580,128	1,487,661	5,696,922
Net change in non-cash working
capital (Note 13(a))	(355,301)	252,810	138,111	90,076
	(5,418,738)	(4,547,428)	(3,682,561)	(22,075,121)

FINANCING ACTIVITIES
Performance Bonds	(11,473)	(76,965)	(22,047)	(137,849)
Issuance of common shares	39,744,939	2,309,324	12,078,108	92,111,090
	39,733,466	2,232,359	12,056,061	91,973,241

INVESTING ACTIVITIES
Costs to acquire New Millennium Metals	-	-	-	(231,325)
Acquisition of fixed assets	(2,411)	(240,609)	(257,770)	(981,239)
Acquisition cost of mineral properties	(18,727)	(41,881)	(112,439)	(1,598,413)
Acquisition of surface rights	(1,953,180)	(1,287,102)	-	(3,240,282)
Exploration expenditures, net of recoveries	(231,797)	(388,973)	(755,643)	(8,804,567)
Investment in and advances to WBJV	(922,799)	(8,615,562)	(2,645,382)	(22,087,414)
Investment in and advances to Active Gold Group Ltd.	-	-	-	(246,677)
Redemption/(acquisition) of short-term investments, net	-	2,000,000	(2,000,000)	-
Proceeds on sale of AFS securities	-	-	-	257,482
	(3,128,914)	(8,574,127)	(5,771,234)	(36,932,435)
Net increase (decrease) in cash and cash equivalents	31,185,814	(10,889,196)	2,602,266	32,965,685
Cash and cash equivalents, beginning of year	1,779,871	12,669,067	10,066,801	-
Cash and cash equivalents, end of year	$ 32,965,685	$ 1,779,871	$ 12,669,067	$ 32,965,685

See accompanying notes to the consolidated financial statements.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2009

1.

NATURE OF OPERATIONS

The Company is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation (“New Millennium”). The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in Ontario, Canada and the Republic of South Africa.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the significant policies outlined below.

(a)

Basis of presentation and principles of consolidation

The financial statements of entities which are controlled by the Company through voting equity interest, referred to as subsidiaries, are consolidated. Variable interest entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline 15, “Consolidation of Variable Interest Entities”, are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or residual returns.  The Company does not currently have any VIEs.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Platinum Group Metals (RSA) (Pty) Ltd. (“PTM RSA”) and in turn its wholly-owned subsidiary Wesplats Holdings (Proprietary) Limited (“Wesplats”). PTM RSA holds mineral rights and conducts operations in the Republic of South Africa. Wesplats owns surface rights areas overlying and adjacent to mineral rights held by PTM RSA and on behalf of the Company.  All significant intercompany balances and transactions have been eliminated upon consolidation.

The Company’s 37% working interest in the WBJV (Note 5) is accounted for as an investment in the WBJV.

(b)

Mineral properties, surface rights, and deferred exploration and development costs

Mineral properties consist of exploration and mining concessions, options, contracts and certain surface rights. Surface rights that have no associated mineral title and which are owned by the Company outright are shown separately. Acquisition and leasehold costs, exploration costs and surface rights are capitalized until such time as the property is put into production or disposed of either through sale or abandonment. Development expenditures incurred subsequent to the establishment of economic recoverability and upon receipt of project development approval from the Board of Directors are capitalized and included in the carrying amount of the related property. If put into production, the costs of acquisition, exploration and development will be amortized over the life of the property based on estimated economic reserves. If a property is abandoned, the property and deferred exploration costs are written off to operations.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2009

Management of the Company reviews and evaluates the carrying value of each mineral property and its investment in the WBJV for impairment regularly. Where estimates of future net cash flows are available and the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value.  Where estimates of future net cash flows are not available, management assesses whether the carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term deposits, which are readily convertible to cash and have original maturities of 90 days or less.

(d)

Reclamation and closure costs

The Company recognizes the estimated fair value of liabilities for asset retirement obligations including reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and amortized over the life of the asset. The liability is adjusted for changes in estimate at each reporting period and is accreted over time to the estimated asset retirement obligation ultimately payable through charges to operations.

The estimates are based principally on legal and regulatory requirements. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, changes in technology and the means and cost of reclamation. Based on management’s estimates, the Company has determined that there are no significant reclamation liabilities as at year end.

(e)

Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

 (f)

Fixed assets

Fixed assets are recorded at cost and are amortized at the following annual rates:

Computer equipment and software

30% declining balance

Office furniture and equipment

20% declining balance

Vehicles

30% declining balance

Leasehold improvements

2 years straight line

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2009

 (g)

Short-term investments

Short-term investments comprise guaranteed investment certificates with original maturities of more than 90 days and less than one year.

(h)

Earnings (loss) per common share

Basic earnings (loss) per common share are calculated using the weighted average number of common shares outstanding.

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of potential issuances of shares under options and share purchase warrants would be anti-dilutive, and accordingly basic and diluted loss per share are the same.

(i)

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of expenditures during the reporting period. Significant items where management’s judgement is applied include the assessment of impairment of long-lived assets, amortization, income tax provisions, contingent liabilities, stock-based compensation and asset retirement obligations. Actual results could differ from those estimates.

(j)

Translation of foreign currencies

These consolidated financial statements are expressed in Canadian dollars. For integrated foreign operations, monetary assets and liabilities are translated at year end exchange rates and other assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at average exchange rates. Gains and losses on translation of monetary assets and monetary liabilities are charged to operations.

The investment in the WBJV is translated at year end exchange rates, and revenues and expenses are translated at average exchange rates. Differences arising from these foreign currency translations are recorded in shareholders’ equity in accumulated other comprehensive income until they are realized by a reduction in the investment.

(k)

Stock-based compensation

The fair values for all stock-based awards are estimated using the Black-Scholes model and recorded in operations over the period of vesting. The compensation cost related to stock options granted is recorded in operations or capitalized to the investment in WBJV or mineral properties, as applicable.

Cash received on exercise of stock options is credited to share capital and the amount previously recognized in contributed surplus is reclassified to share capital.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2009

(l)

Changes in accounting policies

On September 1, 2008, the Company adopted the following new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants.  These standards were adopted on a prospective basis without restatement of prior periods.

(i)

Section 1400, General Standards of Financial Statement Presentation, outlines the premise that in the preparation of financial statements all information required for fair presentation in accordance with generally accepted accounting principles should be included. It also specifies the requirements for assessing an entity’s ability to continue as a going concern and disclosing any material uncertainties that cast doubt on its ability to continue as a going concern.  The Company’s disclosure reflects such assessment.

(ii)

Section 1535, Capital Disclosures, establishes disclosure requirements regarding an entity’s capital, including (i) an entity’s objectives, policies, and processes of managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any externally imposed capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company has included disclosures required by Section 1535 in these consolidated financial statements.

(iii)

Sections 3862, Financial Instruments - Disclosures and Section 3863 Financial Instruments - Presentation, replace Section 3861 Financial Instruments – Disclosure and Presentation. These new sections revise and enhance disclosure requirements while leaving presentation requirements unchanged. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.  The Company has included the required disclosures in these consolidated financial statements.

(iv)

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”): In January 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 173 - Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”). EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 is applicable for the Company’s annual consolidated financial statements for its fiscal year ending August 31, 2009, with retroactive application. The adoption of EIC-173 did not result in a material impact on the Company’s consolidated financial statements.

(v)

Mining Exploration Costs (“EIC-174”): In March 2009, the CICA issued EIC Abstract 174 - Mining Exploration Costs (“EIC-174”) which supersedes EIC Abstract 126 - Accounting by Mining Enterprises for Exploration Costs (“EIC-126”), to provide additional guidance for mining exploration enterprises on the accounting for capitalization of exploration costs and when an impairment test of these costs is required. EIC 174 is applicable for the Company’s annual consolidated financial statements for its fiscal year ending August 31, 2009, with retroactive application. The adoption of EIC – 174 did not result in a material impact on the Company’s consolidated financial statements.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2009

(m)

Financial instruments

The Company’s financial instruments are comprised primarily of cash and cash equivalents, available-for-sale (AFS) securities, amounts receivable, amounts due from JOGMEC partner, amounts due from WBJV partners, performance bonds, and accounts payable and accrued liabilities.

Cash and cash equivalents are recognized at their fair value. AFS securities are recorded in the financial statements at fair value; and the carrying value of all other financial instruments approximate their fair values due to their short-term maturity or their capacity of prompt liquidation.

(n)

Income Statement Presentation of Tax Loss Carryforward

Effective August 31, 2008, the Company adopted EIC-172, “Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain in Other Comprehensive Income”. This abstract provides guidance on whether the tax benefit from the recognition of previously unrecognized tax loss carryforwards consequent to the recording of unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale financial assets, should be recognized in net income or in other comprehensive income. The abstract should be applied retrospectively, with restatement of prior periods from September 1, 2007, the date of adoption of CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”. Refer to note 4.

(o)

New accounting pronouncements

Section 3064, Goodwill and Intangible Assets, replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. In February 2008, the CICA issued the new pronouncement establishing revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The new standard also provides guidance for  the  treatment  of  preproduction  and  startup  costs  and  requires  that  these  costs  be expensed  as  incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Section 3064 has had no impact on the consolidated financial position or results of operations for the year.

Section 1582, Business combination, Section 1601 Consolidated financial statements and Section 1602 Non-controlling interests. These sections replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141 (R), Business combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after September 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after September 1, 2011.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2009

Section 3855 was amended during the year to (i) change the categories into which a debt instrument is required or permitted to be classified; (ii) change the impairment model for held-to-maturity financial assets to the incurred credit loss model; and (iii) require reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances. These amendments apply to annual financial statements for years beginning on/after November 1, 2008.

Section 3855 was also amended to add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category. These amendments apply to reclassifications made on/after July 1, 2009. There has been clarification on the application of the effective interest method after a debt instrument has been impaired, this amendment was effective on issue in June 2009. The Company expects that the amendment will not have significant effect on the Company’s financial position, results of operations or cash flows.

In June 2009, Handbook Section 3862 was further amended to include additional disclosures about fair value measurements of financial instruments and to enhance liquidity risk disclosure. The additional fair value measurement disclosures include classification of financial instrument fair values in a fair value hierarchy comprising three levels reflecting the significance of the inputs used in making the measurements, described as follows:

*

Level 1: Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

*

Level 2: Valuations based on directly or indirectly observable inputs in active markets for similar assets or liabilities, other than Level 1 prices, such as quoted interest or currency exchange rates; and

*

Level 3: Valuations based on significant inputs that are not derived from observable market data, such as discounted cash flow methodologies based on internal cash flow forecasts.

These amendments are required to be adopted for fiscal years ending after September 30, 2009, but early adoption is permitted. The Company expects that the amendment will not have significant effect on the Company’s financial position, results of operations or cash flows.

3.

AMOUNTS RECEIVABLE

	Aug 31, 2009	Aug. 31, 2008
Expenditure advances receivable	$3,581	$11,444
Due from related parties (Note 11 (b) and (c ))	17,172	2,816
Goods and services tax recoverable	37,160	104,943
South African value added tax ("VAT") recoverable	272,973	195,973
Interest receivable	13,652	-
	$344,538	$315,176

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2009

4.

AVAILABLE-FOR-SALE SECURITIES

The Company had the following marketable securities accounted for as available-for-sale.

August, 31, 2009	Number of Shares	Cost ($)	Accumulated Unrealized Gains ($)	Fair Value ($)

MAG Silver Corp.	100,000	50,000	445,000	495,000
West Timmins Mining Inc.	800,001	160,000	1,480,002	1,640,002
Total Marketable Securities		210,000	1,925,002	2,135,002

August 31, 2008	Number of Shares	Cost ($)	Accumulated Unrealized Gains ($)	Fair Value ($)

MAG Silver Corp.	100,000	50,000	740,000	790,000
West Timmins Mining Inc.	800,001	160,000	168,000	328,000
Total Marketable Securities		210,000	908,000	1,118,000

On September 1, 2007, pursuant to adoption of the new CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement, the Company recorded an adjustment to increase the carrying value of marketable securities by $1,874,001 with a corresponding adjustment to accumulated other comprehensive income less the future income tax adjustment of $281,100. The adjustment represents the after-tax unrealized gain on available-for-sale marketable securities held by the Company at September 1, 2007.

During the year ended August 31, 2009 after an adjustment of future income tax of $152,550 (2008 - future income tax recovery of $144,900) the Company recognized an unrealized gain of $864,452 (2008 - unrealized loss of $821,101) on marketable securities designated as available-for-sale instruments in other comprehensive income.

Both of the above marketable securities are related parties of the Company, as discussed in Note 11.

5.

INVESTMENT IN WESTERN BUSHVELD JOINT VENTURE (THE “WBJV”)

	Aug. 31, 2009	Aug. 31, 2008
Opening Balance	$21,935,272	$14,779,302
Additional investment	1,237,709	7,155,970
Balance before translation	23,172,981	21,935,272
Translation adjustment	(2,611,827)	(3,040,647)
Ending Balance	$20,561,154	$18,894,625

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2009

Details of the assets of the WBJV, excluding the property rights contributed by the other venture partners, are as follows:

	Aug. 31, 2009	Aug. 31, 2008
Acquisition and Capital costs
Balance, beginning of period	$ 4,675,587	$ 2,190,657
Incurred during period	3,561	2,484,930
Translation adjustment	(482,626)	(538,146)
Balance, end of period	$ 4,196,522	$ 4,137,441
Deferred exploration costs
Balance, beginning of period	$ 36,656,854	$ 21,782,427
Assays and geochemical	39,172	565,945
Drilling	200,619	4,315,197
Geological and Engineering	1,222,606	4,953,901
Geophysical	142,153	3,696,316
Site administration	122,575	202,622
Stock compensation	582,832	998,004
Travel	39,251	142,442
	39,006,062	36,656,854
Translation adjustment	(2,129,201)	(2,502,501)
Balance, end of period	$ 36,876,861	$ 34,154,353
Less other partners' interest	(20,512,229)	(19,397,169)
Investment in WBJV	$ 20,561,154	$ 18,894,625

Expenditures in the WBJV were principally being incurred in Rand and funded by advances from the venturers which were denominated in Rand. The Company therefore considers its equity investment in the WBJV to be self sustaining and it translates its share of net equity of WBJV using the current rate method with translation gains and losses included in accumulated other comprehensive income as a separate component of shareholders’ equity.

On October 26, 2004 the Company entered into the Western Bushveld Joint Venture (the “WBJV”) with a subsidiary of Anglo Platinum Limited (“Anglo Platinum”) and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”) to pursue platinum exploration and development on combined mineral rights covering approximately 67 square kilometres on the Western Bushveld Complex of South Africa. The transaction closed effective January 26, 2005. The Company contributed all of its interests in portions of the farms Onderstepoort 98JQ and Elandsfontein 102JQ. Anglo Platinum contributed its interests in portions of the farms Koedoesfontein 94JQ, Elandsfontein 102JQ and Frischgewaagd 96JQ. Later, in 2007, Anglo Platinum contributed its 50% interest in Portion 11 of the farm Frischgewaagd bringing the total area of the WBJV to approximately 72 square kilometres. The Company and Anglo Platinum each held a 37% working interest in the WBJV, while Africa Wide held a 26% working interest.  The area of the WBJV was comprised of three functional areas described as Project 1 (100% WBJV), Project 2 (50% WBJV: 50% Wesizwe Platinum Ltd.) and Project 3 (100% WBJV).  In April 2007 the shareholders of Africa Wide sold 100% of their company to Wesizwe Platinum Ltd (“Wesizwe”) and since then Wesizwe has become responsible for all of the rights and obligations of Africa Wide.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2009

The Company is the operator of the WBJV. From October 2004 to April 2006 the Company funded an earn-in exploration program in the amount of Rand 35 million (at August 31, 2005 approx. C$6.44 million). Since then the partners of the WBJV have funded expenditures pro-rata based upon their working interest in the Joint Venture.  At August 31, 2009 the Company recorded outstanding receivables of $988,880 due from Anglo Platinum ($576,468 or Rand 4.091 M) and Africa Wide ($412,412 or Rand 2.927 million) for work completed on the WBJV.

The Company published a Feasibility Study for Project 1 of the WBJV on July 7, 2008.  Based on the WBJV resource estimate prepared for that Feasibility Study, and under the terms of the original WBJV agreement, the respective deemed capital contribution of each party was to be credited by adding an equalization amount calculated upon their contribution of measured, indicated, and inferred ounces of combined platinum, palladium, rhodium and gold (“4E”) from the contributed properties comprising the WBJV, determined in accordance with the South African Mineral Resource Committee (“SAMREC”) code. Inferred ounces were to be credited at US$0.50 per ounce, indicated ounces at US$3.20 per ounce and measured ounces at US$6.20 per ounce. Ounces contributed to the WBJV by Anglo Platinum in 2007 from a 50% interest in Portion 11 of the Farm Frischgewaagd 96 JQ were to receive an equalization credit of US$0.62 per inferred ounce, US$10.37 per indicated ounce and US$39.55 per measured ounce.  The Company’s equalization amount, including an interest charge since January 1, 2009, payable to the credit of Anglo Platinum is calculated at approximately $27 million, subject to Canadian dollar exchange rates to the Rand and eight month average exchange rates for the US dollar to the Rand at November 15, 2009.

On September 2, 2008 the Company announced an agreement in principle to consolidate and rationalize the ownership of the WBJV.  On December 8, 2008 the Company announced the execution of definitive agreements formalizing the earlier announcement.  Under the terms of the agreement Anglo Platinum will vend its entire 37% interest in the WBJV to Wesizwe for common shares representing approximately a 26.5% interest in Wesizwe. The Company will concurrently acquire a 37% interest in Projects 1 and 3 from Wesizwe in consideration of its 18.5% interest in Project 2 and Rand 408 million in cash (approximately $57.0 million at November 15, 2009). This will bring the Company’s interest in Projects 1 and 3 to 74% while at the same time eliminating its holdings in Project 2.  The cash payment to Wesizwe will be deferred until nine months after the effective date of the transaction and will then be held in escrow to be applied towards Wesizwe’s capital requirements for the Projects 1 and 3. The effective date will occur upon the completion of conditions precedent and the transfer and registration of mineral titles between the parties by the Department of Mineral Resources in South Africa.  The effective date is expected in late 2009.  Should the Company not make the payment due to Wesizwe on time Wesizwe may elect to claw back approximately 19.0% percent of Projects 1 and 3, reducing the Company’s interest to approximately 55%.

Under the terms of the December 8, 2008 agreement the equalization amount due to Anglo Platinum by the Company will become payable on the effective date of the definitive agreements, discussed above.  In the event the Company does not make the equalization payment on the date required, Anglo Platinum may elect to extend the payment deadline for six months, with interest, or they may elect to take payment in common shares of Wesizwe, at which point the right to accept the equalization payment would transfer to Wesizwe.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2009

6.

MINERAL PROPERTIES

Year ended August 31, 2009

	South Africa

	Tweespalk	War Springs	Other	LDI River	Shelby Lake	South Legris	Total
Acquisition costs
of mineral rights
Balance, beginning of year	$ 52,037	$ 134,358	$ 2,692	$ 598,571	$ 313,864	$ 60,000	$ 1,161,522
Incurred during period	7,958	10,140	629	-	-	-	18,727
Less amounts written off	-	-	-	-	-	-	-
Balance, end of period	$ 59,995	$ 144,498	$ 3,321	$ 598,571	$ 313,864	$ 60,000	$ 1,180,249

Deferred exploration costs
Assays and geochemical	$ -	$ 88,570	$ 14,539	$ 1,458	$ 2,453	$ 7,531	$ 114,551
Drilling	-	434,764	-	-	47,566	47,566	529,896
Geological	777	160,620	82,625	3,655	13,083	13,083	273,843
Maps, fees and licenses	-	-	-	-	67	-	67
Site administration	157	130,174	428	-	-	-	130,759
Travel	-	17,740	85	-	-	-	17,825
	934	831,868	97,677	5,113	63,169	68,180	1,066,941
Balance, beginning of year	891,201	2,235,318	573,552	358,642	500,518	85,757	4,644,988
Recoveries	-	(795,926)	(39,218)	-	-	-	(835,144)
Balance, end of period	$ 892,135	$ 2,271,260	$ 632,011	$ 363,755	$ 563,687	$ 153,937	$ 4,876,785
Total Mineral Properties	$ 952,130	$ 2,415,758	$ 635,332	$ 962,326	$ 877,551	$ 213,937	$ 6,057,034

Year ended August 31, 2008

	South Africa

	Tweespalk	War Springs	Other	LDI River	Shelby Lake	South Legris	Total
Acquisition costs
of mineral rights
Balance, beginning of year	$ 34,658	$ 115,433	$ 1,673	$ 595,532	$ 312,345	$ 60,000	$ 1,119,641
Incurred during year	17,379	18,925	1,019	3,039	1,519	-	41,881
Less amounts written off	-	-	-	-	-	-	-
Balance, end of year	$ 52,037	$ 134,358	$ 2,692	$ 598,571	$ 313,864	$ 60,000	$ 1,161,522

Deferred exploration costs
Assays and geochemical	$ -	$ 20,492	$ -	$ 8,286	$ 3,026	$ -	$ 31,804
Drilling	-	-	-	81,778	59,730	-	141,508
Geological	13,666	42,598	334,617	6,488	4,188	1,653	403,210
Maps, fees and licenses	-	-	1,724	81	-	-	1,805
Site administration	4,388	3,814	3,012	-	-	-	11,214
Travel	3,887	5,543	1,030	812	-	-	11,272
	21,941	72,447	340,383	97,445	66,944	1,653	600,813
Balance, beginning of year	1,081,100	2,162,871	233,169	261,197	433,574	84,104	4,256,015
Recoveries	(211,840)	-	-	-	-	-	(211,840)
Balance, end of year	$ 891,201	$ 2,235,318	$ 573,552	$ 358,642	$ 500,518	$ 85,757	$ 4,644,988
Total Mineral Properties	$ 943,238	$ 2,369,676	$ 576,244	$ 957,213	$ 814,382	$ 145,757	$ 5,806,510

(a)

Republic of South Africa

(i)

War Springs and Tweespalk

On June 3, 2002, the Company acquired an option to earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex north of Johannesburg.  The Company now holds New Order prospecting permits on 100% of this territory.  Acquisition and exploration costs on these properties to August 31, 2009 total $3,367,888.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2009

The Company can settle the vendors’ residual interests in these mineral rights at any time for US$690 per hectare. The Company pays annual prospecting fees to the vendors of US$3.25 per hectare. The vendors retain a 1% NSR Royalty on the property, subject to the Company’s right to purchase the NSR at any time for US$1.4 million. A 5% finders’ fee applies to vendor payments.

Black Economic Empowerment groups Africa Wide, a subsidiary of Wesizwe Platinum Ltd. and Taung Minerals (Pty) Ltd., a subsidiary of Platmin Limited, have each acquired a 15% interest in the Company’s rights to the War Springs project carried to bankable feasibility. The Company retains a net 70% project interest.  Africa Wide also has a 30% participating interest in the Tweespalk property.

On March 5, 2009 the Company announced an agreement with the Japan Oil, Gas and Metals National Corporation (“JOGMEC”), an incorporated administrative institution of the Government of Japan, whereby they may earn up to a 35% interest in the Company’s rights to the War Springs project for an optional work commitment of US$10 million over 5 years.  The first year firm commitment is US$500,000 and to August 31, 2009 approximately $795,926 of work has been funded or approved for work on this project by JOGMEC.  At August 31, 2009 an amount of $224,482 was receivable from JOGMEC for work completed under approved work programs and this amount was subsequently received.

(ii)

Other

During 2009 the Company acquired by staking various prospecting permits in South Africa including the Sable Joint Venture project area on the Western Limb of the Bushveld Complex west of Pretoria and the Waterburg project area on the far Northern Limb of the Bushveld Complex.

(b)

Ontario, Canada

 (i)

Lac des Iles (“LDI”) River

On May 5, 2000, the Company entered into an option agreement to acquire a 50% interest in the Lac des Iles River property located near Thunder Bay, Ontario in exchange for cash payments ($43,500 paid in total) and the completion of exploration expenditures. On October 6, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property subject only to underlying 2.0% Net Smelter Return Royalties. In settlement the Company made a one-time payment to the vendors of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2009

(ii)

South Legris

In April 2000, and later as amended in January 2005, the Company acquired an option to earn a 50% interest in the South Legris property located near Thunder Bay, Ontario in exchange for cash payments ($105,000 paid in total) and the completion of certain exploration expenditures. On October 13, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property subject only to underlying 2.0% Net Smelter Return Royalties. In settlement the Company made a one-time payment of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

(iii)

Shelby Lake

On June 28, 2000, the Company entered into an option agreement to earn up to 60% interest in the Shelby Lake property, located near Thunder Bay, Ontario in exchange for cash payments of $15,000 (paid), issue 30,303 shares (issued) and complete $500,000 in exploration expenditures over a four-year period. On October 18, 2006, the Company and the property vendor entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property for a one-time payment of $5,000 subject only to an underlying 2.0% Net Smelter Return Royalty, of which the Company may buy back one half for $500,000.

(c)

Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

7.

FIXED ASSETS

(a)

Equipment, Leaseholds and Vehicles

	August 31, 2009
		Accumulated	Net Book
	Cost	Amortization	Value
Computer equipment and software	$495,049	$337,386	$157,663
Leasehold improvements	38,642	28,423	10,219
Office furniture and equipment	257,445	112,977	144,468
Vehicles	85,818	33,089	52,729
	$876,954	$511,875	$365,079

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2009

	August 31, 2008
		Accumulated	Net Book
	Cost	Amortization	Value
Computer equipment and software	$495,723	$307,833	$187,890
Leasehold improvements	64,726	37,537	27,189
Office furniture and equipment	263,882	99,203	164,679
Vehicles	118,332	18,200	100,132
	$942,663	$462,773	$479,890

(b)

Surface Rights

The Company acquired the surface and mineral rights to 365.64 hectares of the farm Elandsfontein 102 JQ in exchange for total payments of approximately $1.4 million.  These properties were contributed to the WBJV under the terms of the original WBJV agreement and the Company’s cost for these properties is included in its deferred costs for the WBJV.

During the year ended August 31, 2008 the Company purchased surface rights adjacent to the WBJV Project 1 deposit area measuring 216.27 hectares for an amount of Rand 8.0 million (approx. C$1.09 million).  During the 2008 year the Company also entered into a legally binding agreement for the purchase of surface rights directly over a portion of the WBJV Project 1 deposit area measuring 358.79 hectares for an amount of Rand 15.07 million (approx. C$2.07 million).  Prior to August 31, 2008 the Company paid a 10% deposit of Rand 1.507 million (approx. C$0.20 million) for this property and the balance of Rand 13.562 million (approx. C$1.953 million) was accrued as a payable at August 31, 2008 and later paid in March 2009 to initiate statutory registration of the surface rights in the Company’s name.  The rights to these two properties are to the benefit of the Company only and are distinct from the 365.64 hectare Elandsfontein Farm held for the benefit of the WBJV as described above.

8.

SHARE CAPITAL

(a)

Authorized

Unlimited common shares without par value

(b)

Issued and outstanding

At August 31, 2009 there were 92,815,667 shares outstanding.

During the year ended August 31, 2009:

(i)

the Company closed a brokered placement on June 16, 2009 for gross proceeds of $35,002,020 upon the issue of 24,999,300 units at a price of $1.40 per unit. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant of the Company. $29,713,103 of the gross proceeds were assigned to the common shares included in the units and $5,288,917 to the warrants. Each warrant entitles the holder thereof to purchase one common share at an exercise price of $1.75 per warrant for 18 months from the closing date. The Company paid the underwriters a fee of $2,100,121 representing 6% of the aggregate gross proceeds of the offering. Other issue costs which included filing fees to the TSX and NYSE Alternext, other underwriters’ expenses, and legal fees to lawyers totaled $746,681. Net proceeds for the financing totaled $32,155,218.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2009

(ii)

the Company closed a non-brokered private placement on October 3 and October 7, 2008 for $7,611,229 upon the issue of 4,910,470 common shares at a price of $1.55 per share.  A finders’ fee of $186,000 in cash and a further 60,000 shares at the offering price was paid in respect of certain of the subscriptions. Other issue costs which included filing fees to the TSX and NYSE Alternext, and legal fees to lawyers totaled $117,148. Net proceeds for the financing totaled $7,308,081.

(iii)

196,650 stock options were exercised for proceeds of $281,640.

During the year ended August 31, 2008:

(iv)

850,000 share purchase warrants were exercised for proceeds of $1,487,500 and 760,500 stock options were exercised for proceeds of $821,824.

(v)

the Company issued 50,000 common shares in connection with the acquisition of mineral properties at a fair value of $165,500. A filing fee of $2,264 related to this issue of shares was paid by the Company.

During the year ended August 31, 2007:

(vi)

6,333,194 share purchase warrants were exercised for proceeds of $11,454,791 and 914,375 stock options were exercised for proceeds of $625,575.

(vii)

the Company issued 50,000 common shares in connection with the acquisition of mineral properties at a fair value of $230,000. A filing fee of $2,258 related to this issue of shares was paid by the Company.

(c)

Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees. Under the terms of the Agreements, the exercise price of each option is set at a minimum, at the fair value of the common shares at the date of grant. Stock options granted to certain employees, directors and officers of the Company vest on average at an amount of 25% per six month period, while others vest immediately.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2009

The following tables summarize the Company’s outstanding stock options:

		Weighted
	Number	Average	Number
	Outstanding at	Remaining	Exercisable at
Exercise	August 31,	Contractual	August 31,
Price	2009	Life (Years)	2009

1.00	1,103,625	0.47	1,103,625
1.05	37,500	0.92	37,500
1.40	1,387,000	4.95	1,387,000
1.50	9,500	1.36	9,500
1.60	1,492,000	4.13	1,492,000
1.85	175,000	1.98	175,000
1.95	50,000	4.43	50,000
2.27	10,000	4.44	10,000
2.57	885,000	2.38	885,000
4.15	150,000	3.15	112,500
4.40	850,000	3.15	637,500
	6,149,625	3.16	5,899,625

The weighted average exercise price of the exercisable options at year end was $1.95.

Total compensation cost related to non-vested awards not yet recognized is $156,425 and is expected to be recognized over a weighted-average period of 0.15 years.

		Weighted
		Average
	Number	Exercise
	of Shares	Price
Options outstanding at August 31, 2007	3,545,375	1.56
Granted	1,367,500	4.23
Exercised	(760,500)	1.08
Forfeited	(294,500)	2.18
Options outstanding at August 31, 2008	3,857,875	$ 2.56
Granted	3,279,000	1.52
Exercised	(196,650)	1.43
Forfeited	(790,600)	2.54
Options outstanding at August 31, 2009	6,149,625	$ 2.04

During the year ended August 31, 2009 the Company granted 3,279,000 stock options to employees (2008 – 1,367,500). The Company has recorded $2,518,108 ($2,100,736 expensed and $417,371 capitalized to the WBJV) of compensation expense relating to stock options granted or vested in this year (2008 - $1,288,383 ($580,128 expensed and $708,255 capitalized to the WBJV)). Cash received from the exercise of stock options during the year ended August 31, 2009 was $281,640 (2008 - $821,824).

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2009

The Company used the Black-Scholes model to determine the grant date fair value of stock options granted. The following weighted average assumptions were used in valuing stock options granted during the year:

	2009	2008
Risk-free interest rate	2.59	4.08
Expected life of options	3.21	3.32
Annualized volatility	77.97	64.04
Dividend rate	0.00%	0.00%

(d)

Share purchase warrants

During the year 12,537,150 purchase warrants were issued at $1.75 as a part of the placement on June 16, 2009. These warrants have an expiry date of December 16, 2010. None of the warrants have been exercised.

9.

CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and provide financial capacity to meets its strategic objectives. The capital structure of the Company consists of equity attributable to common shareholders, contributed surplus, accumulated other comprehensive income and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary based on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not currently declare or pay out dividends.

As at August 31, 2009, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

10.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks.

(a)

Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2009

(i)

Trade credit risk

The Company is an exploration and development company, and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant trade credit risk.

(ii)

Cash and cash equivalents

In order to manage credit and liquidity risk we invest only in term deposits with Canadian Chartered banks that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

(iii)

Due from WBJV partners and due from Jogmec partner

In order to manage credit risk management regularly reviews amounts outstanding from partners and considers recoverability.

(b)

Liquidity risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors.

Future exploration, development, mining, and processing of minerals from the Company’s properties will require additional financing.  The Company has no credit facilities in place at this time, although it is currently evaluating possible debt financing.  The only other current source of funds available to the Company is the issuance of additional equity capital, which if available, may result in substantial dilution to existing shareholders. There is no assurance that such funding will be available to the Company, or that it will be obtained on terms favourable to the Company.  Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development, or production on any or all of the Company’s properties, or even a loss of property interests.

(c)

Currency risk

The Company’s functional currency is the Canadian dollar, while its operations are in both Canada and South Africa; therefore the Company's net earnings (losses) and other comprehensive earnings (losses) are impacted by fluctuations in the value of foreign currencies in relation to the Canadian dollar. The Company's significant foreign currency exposures on financial instruments comprise cash and cash equivalents, performance bonds, due from WBJV partners, and accounts payable and accrued liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The Company's net loss and other comprehensive loss are affected by changes in the exchange rate between its operating currencies and the Canadian dollar.  Based on this exposure a 10% change in the Canadian dollar versus Rand foreign exchange rate would give rise to a change in the loss and comprehensive loss for the period of approximately $140,000 and $2,000,000 respectively.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2009

(d)

Interest rate risk

The Company’s interest revenue earned on cash and cash equivalents and on short term investments is exposed to interest rate risk. Based on this exposure a 1% change in the average interest rate would give rise to an increase/decrease in the loss for the period of approximately $329,657.

(e)

Other price risks

The Company is exposed to equity price risk as a result of holding marketable securities in other exploration and mining companies (see Note 4).  These available for sale equities are valued at their fair market values as at the balance sheet date, with any unrealized gain or loss recorded in other comprehensive income or loss for the period.

11.

RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)

During the year, $460,967 (2008 - $524,807) were paid to directors for salary, consulting and Director’s fees. At August 31, 2009, $45,308 was included in accounts payable (2008 - $75,000).

(b)

The Company received $135,951 (2008 - $135,895) during the year from MAG Silver Corp. (“MAG”), a company with two directors in common and an officer in common. Amounts receivable at the end of the year includes an amount of $4,404 (2008 - $1,819 due from MAG). The Company has been notified by MAG that this agreement will be terminated with effect at December 31, 2009.

(c)

During the year the Company accrued or received payments of $38,000 (2008 – $108,000) from West Timmins Mining Inc. (“WTM”), a company with three directors in common and an officer in common, for administrative services. Amounts receivable at the end of the year includes an amount of $12,768 (2008 - $997 due from WTM). The Company has been notified by WTM that this agreement will be terminated with effect at December 15, 2009 due to the amalgamation by plan of arrangement between Lakeshore Gold and WTM.

(d)

The Company entered into an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a director in common in 2005. During the year ended August 31, 2009 the Company accrued or paid Anthem $86,849 under the office lease agreement (2008 - $88,382).

All amounts in Amounts receivable and Accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.

These transactions are in the normal course of business and are measured at the exchange amount, which is the consideration established and agreed to by the noted parties.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2009

12.

CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements, which it has entered into for the years ending on August 31, as well as PTM RSA’s commitments, are as follows:

August 31, 2010	66,009
August 31, 2011	10,162
August 31, 2012	1,694
$ 77,865

13.

SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital

	Year Ended	Year Ended	Year Ended
	Aug. 31, 2009	Aug. 31, 2008	Aug. 31, 2007
Amounts receivable	$(253,844)	$103,401	$(69,073)
Prepaid expenses and other	41,263	(6,620)	(21,308)
Accounts payable	(142,720)	156,029	228,492
	$(355,301)	$252,810	$138,111

14.

SEGMENTED INFORMATION

The Company operates in one operating segment, that being exploration on mineral properties. Segmented information presented on a geographic basis follows:

Assets

	August 31,	August 31,
	2009	2008

Canada	$37,143,005	$4,878,509
South Africa	29,927,793	27,614,075
	$67,070,798	$32,492,584

Substantially all of the Company’s capital expenditures are made in the South African geographical segment.

Results of Operations

	Year Ended	Year Ended	Year Ended
	Aug. 31, 2009	Aug. 31, 2008	Aug. 31, 2007
Canada	$ (5,478,509)	$ (3,464,337)	$ (5,056,329)
South Africa	(1,484,875)	(1,622,252)	(1,701,794)
	$ (6,963,384)	$ (5,086,589)	$ (6,758,123)

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2009

15.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying statutory Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	2009	2008

Statutory tax rates	30.17%	32%

Recovery of income taxes computed at statutory rates	$2,203,883	$1,775,959
Changes in valuation allowance	(864,210)	(683,415)
Effect of lower tax rates in foreign jurisdictions	(32,699)	(66,007)
Non-deductible expenses	(638,247)	(195,057)
Other	(350,717)	(405,531)
Future income tax recovery	$318,010	$425,949

The approximate tax effect of the temporary differences that gives rise to the Company’s future income tax assets and liability are as follows:

	2009	2008
Future income tax assets
Operating loss carryforwards	$4,298,432	$3,460,884
Fixed assets	55,063	45,435
Mineral properties and investment in WBJV	4,346,454	3,117,271
Share issuance costs	691,422	117,802
	9,391,371	6,741,392

Valuation allowance on future income tax assets	(8,647,412)	(6,315,443)
	$ 743,959	$ 425,949

Future income tax liability
Investment in WBJV	(455,209)	(289,749)
Marketable securities	(288,750)	(136,200)
	$ (743,959)	$ (425,949)
	$ -	$ -

Movement for the year
Investment in WBJV	(165,460)	(289,749)
Marketable securities	(152,550)	(136,200)
	$ (318,010)	$ (425,949)

At August 31, 2008, the Company has non-capital loss carry forwards available to offset future taxable income in Canada of $17 million, which expire at various dates from 2010 to 2029.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2009

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP. The significant differences between Canadian and US GAAP affecting the Company’s consolidated financial statements are summarized as follows:

Consolidated Balance Sheets

	Aug. 31, 2009	Aug. 31, 2008

Total assets under Canadian GAAP	$ 67,070,797	$ 32,492,583
Decrease due to lower investment in WBJV (a)	(16,578,389)	(16,257,714)
Decrease in mineral properties due to expensing
of exploration costs (b)	(4,876,785)	(4,644,988)
Total assets under US GAAP	$ 45,615,623	$ 11,589,881

Total liabilities under Canadian GAAP and US GAAP	$ 861,041	$ 2,875,761

Shareholders' equity under Canadian GAAP	66,209,756	29,616,822
Cumulative mineral properties adjustment for WBJV (a)	(18,760,215)	(18,760,215)
Cumulative mineral properties adjustment (b)	(4,876,785)	(4,644,988)
Cumulative translation adjustment (a)	2,181,826	2,502,501
Shareholders' equity under US GAAP	44,754,582	8,714,120
Total liabilities and shareholders' equity under US GAAP	$ 45,615,623	$ 11,589,881

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2009

Consolidated Statements of Operations

				Cumulative
				from
				March 16,
				2000 to
	Year ended	Year ended	Year ended	August 31,
	August 31,	August 31,	August 31,	2009
	2009	2008	2007	(unaudited)

Net loss under Canadian GAAP	$(6,963,384)	$(5,086,589)	$(6,758,123)	$(32,472,900)
Mineral property costs
written off	-	-	1,101,649	4,101,556
Adjustment for exploration
expenditures incurred in WBJV (a)	-	(5,881,821)	(3,625,104)	(18,470,466)
Exploration expenditures (b)	(231,797)	(388,973)	(755,643)	(8,978,341)
Future income taxes - marketable
securities (c)	(152,550)	(136,200)	-	(288,750)
Future income taxes - stock based
compensation (d)	-	(289,749)	-	(1,427,844)
Other historical differences	-	-	-	673,605
Net loss under US GAAP	$(7,347,731)	$(11,783,332)	$(10,037,221)	$(56,863,140)
Basic and diluted loss per common share
under US GAAP	$ (0.10)	$ (0.19)	$ (0.17)

Consolidated Statements of Cash Flows

				Cumulative
				from
				March 16,
				2000 to
	Year ended	Year ended	Year ended	August 31,
	August 31,	August 31,	August 31,	2009
	2009	2008	2007	(unaudited)
Operating activities
Operating activities under
Canadian GAAP	$ (5,418,738)	$ (4,547,428)	$ (3,682,561)	$ (22,075,121)
Deferred exploration (a)(b)	(231,797)	(7,594,871)	(4,587,470)	(27,394,957)
Operating activities
under US GAAP	$ (5,650,535)	$ (12,142,299)	$ (8,270,031)	$ (49,470,078)
Financing activities
Financing activities under
Canadian and US GAAP	$ 39,733,466	$ 2,232,359	$ 12,056,061	$ 91,973,241
Investing activities
Investing activities under
Canadian GAAP	$ (3,128,914)	$ (8,574,127)	$ (5,771,234)	$ (36,932,435)
Deferred exploration (a)(b)	231,797	7,594,871	4,587,470	27,394,957
Investing activities
under US GAAP	$ (2,897,117)	$ (979,256)	$ (1,183,764)	$ (9,537,478)

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2009

(a)

Investment in WBJV

Under Canadian and US GAAP the Company accounts for its working interest in the WBJV as an investment in the WBJV. Under Canadian GAAP these expenditures are capitalized to the investment in WBJV. Under US GAAP, exploration expenditures on mineral property costs can only be deferred subsequent to the establishment of mining reserves as defined under SEC regulations.

As disclosed in Note 5 the Company published a Feasibility Study for the WBJV late in the 2008 fiscal year. The study defined mining reserves and, as a consequence, exploration and development costs relating to this investment have since been deferred under US GAAP, since September 1, 2008. The carrying amount, however, is affected by foreign exchange translation.

(b)

Exploration expenses

Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore if the Company considers such costs to have the characteristics of fixed assets. Under US GAAP, exploration expenditures on mineral property costs can only be deferred subsequent to the establishment of mining reserves as defined under SEC regulations. For US GAAP purposes the Company has expensed exploration expenditures in the period incurred. The Company believes that these cash expenditures under US GAAP are also more appropriately classified as cash operating activities as they were funded by the Company in the respective periods.

 (c)

Marketable securities

Prior to September 1, 2007, the accounting for the Company’s marketable securities was different under US GAAP compared with the accounting under Canadian GAAP. Effective September 1, 2007, the Company adopted CICA Section 3855, Financial Instruments, which requires financial instruments to be carried in the financial statements at fair value. The Company accounts for marketable securities as available for sale financial instruments and carries them at fair value which is consistent with US GAAP. However, the accounting for future income taxes with respect to the fair value adjustments is different under Canadian and US GAAP. Under Canadian GAAP, the Company recorded a future income tax liability of $281,100 with a corresponding amount recorded to accumulated other comprehensive income. Offsetting this, under Canadian GAAP the Company adjusted the valuation allowance for future income tax assets by $281,100 and recorded a future income tax recovery of $281,100 in the statement of operations. Under US GAAP, the adjustment to the valuation allowance would have been recorded to accumulated other comprehensive income.

During the year ended August 31, 2009, increases in the fair value of the Company’s marketable securities resulted in increases in the future tax liability of $152,550 and required the Company to increase its valuation allowance for future income tax assets and accordingly the Company recorded income tax expense of $152,550 (2008: income tax recovery of $136,200) for Canadian GAAP purposes in the statement of operations. For US GAAP purposes the Company recorded an adjustment to increase future tax expense by $152,550 (2008: increase future tax expense by $136,200) with a corresponding decrease to other comprehensive income.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2009

SFAS No. 130, Reporting Comprehensive Income, requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources. The impact of SFAS No. 130 on the Company’s financial statements is as follows:

	Year ended	Year ended	Year ended
	August 31,	August 31,	August 31,
	2009	2008	2007

Net loss under US GAAP	$ (7,347,731)	$ 1,783,332)	$(10,037,221)
Other comprehensive income (loss):
Unrealized gain (loss) on
marketable securities	1,017,002	966,001)	1,520,001
Translation adjustment	108,145	(76,208)	(349,437)
Comprehensive net loss
under US GAAP	$ (6,222,584)	$ 2,825,541)	$ (8,866,657)

(d)

Future income taxes on stock based compensation

Under Canadian GAAP an income tax recovery is recorded in the statement of operations when eligible stock based compensation is capitalized against an asset, with the corresponding entry recorded against the asset. However, under US GAAP, the Company expenses all exploration expenditure prior to establishing mining reserves, including stock based compensation (refer to note 16(a) above for further discussion). Therefore, any income tax recovery recorded under Canadian GAAP is derecognized for US GAAP purposes until mining reserves are established.

(e)

Fair Value Measurements

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurement” to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements.  The statement only applies to fair value measurements that are already required or permitted under current accounting standard and is effective for fiscal years beginning after November 15, 2007.  SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The adoption of SFAS 157 for financial instruments as required at September 1, 2008 did not have a material effect on the company’s results of operations or financial position.  The company will adopt SFAS 157 for non financial assets and non-financial liabilities on September 1, 2009, as required. The Company is currently assessing the impact of SFAS No. 157 on its future disclosures.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”) including an amendment of FASB Statement No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of this Statement apply only to entities that elect the fair value option. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and was applicable beginning in the Company’s first quarter ended November 30, 2008. The adoption of SFAS 159 did not have a material impact on the Company’s results.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2009

(f)

Impact of Recent United States Accounting Pronouncements

(i)

FASB Accounting Standard Codification (“ASC”) No. 805, Business Combinations (“ASC 805”)

ASC 805, Business Combinations improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement establishes principles and requirements for how the acquirer recognizes and measures the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Since ASC 805 will only be applicable to future business combinations, it will not have a significant effect on the Company’s financial position, results of operations or cash flows prior to such acquisitions.

 (ii)

FASB Accounting Standard Codification (“ASC”) No. 810, Consolidation (“ASC    810”)

In December 2007, the FASB issued ASC 810, “Consolidation”. ASC 810 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Standard clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. ASC 810 changes the way the consolidated earnings (loss) statement is presented by requiring consolidated net earnings (loss) to be reported including the amounts attributable to both the parent interest and the non-controlling interest. The Standard requires disclosure on the face of the consolidated statement of operations of the amounts of consolidated net earnings (loss) attributable to the parent interest and to the non-controlling interest. ASC 810 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company expects that the adoption of ASC 810 will not have significant effect on the Company’s financial position, results of operations or cash flows.

(iii)

FASB Accounting Standard Codification (“ASC”) No. 815, Derivatives and Hedging (“ASC 815”)

The FASB issued ASC 815, Derivatives and Hedging, which revises disclosure requirements for derivative instruments and hedging activities. It requires disclosure by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument and requires an additional disclosure about the current status of the payment/performance risk of a guarantee.  The Standard is effective for financial statements issued for years beginning after November 15, 2008 and interim periods within those years. The company is currently assessing the impact of ASC 815 on its future disclosures.

(iv)

FASB Accounting Standard Codification (“ASC”) No. 855, Subsequent events (“ASC 855”)

The FASB issued ASC 855, Subsequent events, which establishes general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This Standard is effective for interim or annual periods ending after June 15, 2009 and its adoption had no impact on the Company’s financial statements.

(v)

FASB Accounting Standards Codification (“ASC”) No. 105, Generally Accepted Accounting Principles (“ASC 105”)

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2009

The FASB issued ASC 105, Generally Accepted Accounting Principles, which identifies the source of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities presented in conformity with US GAAP. It is effective for interim and annual periods ending after September 15, 2009. The adoption of this Standard will be applied prospectively.

(vi)

FSAB Accounting Standards Codification (“ASC”) 825, Financial Instruments  (“ASC 825”)

The FASB issued ASC 825, Financial Instruments, which requires disclosures about fair value of financial instruments in interim financial statements of public companies (rather than just annually), and requires those disclosures in summarized financial information at interim periods. ASC 825 is effective for periods ending after June 15, 2009. The adoption of this Standard had no significant impact of the Company’s financial statements.

(vii)

FSAB Accounting Standards Codification (“ASC”) 325 – Investments – Other  (“ASC 325”)

ASC 325, Investments – Other, is effective for interim and annual reporting periods ending after December 15, 2008. The goal is to achieve a more consistent determination of whether an other-than-temporary impairment has occurred and reemphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in ASC 815. The adoption of this Standard had no impact on the Company’s results of operations and financial position.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2009

(viii)

FSAB Accounting Standards Codification (“ASC”) 820 – Fair Value Measurements and Disclosures (“ASC 820”)

This Standard provides additional guidance to highlight and expands on the factors that should be considered in estimating fair value when there has been a significant decrease in market activity for a financial asset. The Standard is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. In the period of adoption, a reporting entity must disclose any changes in valuation techniques and related inputs resulting from the application of this Standard, and quantify the total effect of the change in valuation techniques and related inputs, if practicable, by major category. The adoption of this Standard had no impact on the Company’s results of operations and financial position.

 (ix)

 FSAB Accounting Standards Codification (“ASC”) 320 – Investments – Debt and Equity disclosures (“ASC 320”)

ASC 320 changed (1) the method for determining whether an other-than-temporary impairment exists for debt securities and (2) the amount of an impairment charge to be recorded in earnings. The Standard is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. In the period of adoption, an entity must provide the disclosures required by FASB Statement No. 154, Accounting Changes and Error Corrections, for changes in accounting principles. The adoption of this Standard had no impact on the Company’s results of operations and financial position.

(g)

Development stage enterprise

The Company meets the definition of a development stage enterprise under Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting by Development Stage Enterprises. The following additional disclosures are required under U.S. GAAP:

Consolidated summarized statements of operations and cash flows since March 16, 2000, the date the Company commenced operations.

Consolidated operations:

Period from
March 16, 2000
(inception)
to August 31,
2009

Exploration expenditures incurred in WBJV	$ 18,470,466
Exploration expenditures	8,978,341
General administrative, salaries and other	29,414,333

Ending deficit, August 31, 2009	$ 56,863,140

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2009

Consolidated cash flows:

Period from
March 16, 2000
(inception)
to August 31,
2009

Operating activities	$ (49,470,078)
Investing activities	(9,537,478)
Financing activities	91,973,241

Cash and cash equivalents - August 31, 2009	$ 32,965,685

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2009

						Deficit
						accumulated
			Flow-through		Accumulated	during
	Common shares Obligation		special		other exploration &		Total
	without par value to issue		warrants Contributed comprehensive development				shareholders'
	Amount	shares	Amount	surplus	income	stage	equity
Issued for cash	$ 89,000	$ -	$ 521,000	$ -	$ -	$ -	$ 610,000
Issued for mineral properties	-	20,000	-	-	-	-	20,000
Net Loss	-	-	-	-	-	(270,435)	(270,435)
Balance, August 31, 2000	89,000	20,000	521,000	-	-	(270,435)	359,565
Issued for cash	1,356,532	-	1,107,771	-	-	-	2,464,303
Issued upon exercise of share purchase warrants	1,100	-	-	-	-	-	1,100
Issued for mineral properties	57,050	(17,400)	-	-	-	-	39,650
Issued upon exercise of special warrants	521,000	-	(521,000)	-	-	-	-

Issued upon exercise of flow through special	1,107,771	-	(1,107,771)	-	-	-	-
warrants
Stock options granted	-	-	-	1,250	-	-	1,250
Net loss	-	-	-	-	-	(960,202)	(960,202)
Balance at August 31, 2001	3,132,453	2,600	-	1,250	-	(1,230,637)	1,905,666
Issuance of common shares for cash	1,951,135	-	-	-	-	-	1,951,135
Issued for mineral properties	36,509	(2,600)	-	-	-	-	33,909
Issued toacquire New Millennium Metals	1,310,385	-	-	-	-	-	1,310,385
Unrealized loss on marketable securities	-	-	-	-	(18,450)	-	(18,450)
Stock options granted	-	-	-	428,747	-	-	428,747
Net loss	-	-	-	-	-	(2,466,754)	(2,466,754)
Balance at August 31, 2002	6,430,482	-	-	429,997	(18,450)	(3,697,391)	3,144,638
Issuance of flow-through common shares for cash	678,589	-	-	-	-	-	678,589
Issuance of common shares for cash	1,411,342	-	-	-	-	-	1,411,342
Issued on exercise of mineral property option	200,062	-	-	-	-	-	200,062
Issued on exercise of warrants	233,389	-	-	-	-	-	233,389
Issued on exercise of stock options	35,075	-	-	-	-	-	35,075
Issued for mineral properties	16,140	-	-	-	-	-	16,140
Unrealized gain (loss) on marketable securities	-	-	-	-	66,000	-	66,000
Stock options granted	-	-	-	(63,406)	-	-	(63,406)
Tax effect of flow-through shares issued	-	-	(177,203)	-	-	-	(177,203)
Net loss	-	-	-	-	-	(2,580,499)	(2,580,499)
Balance at August 31, 2003	9,005,079	-	(177,203)	366,591	47,550	(6,277,890)	2,964,127
Issuance of flow-through common shares for cash	1,267,200	-	-	-	-	-	1,267,200
Issuance of common shares for cash	3,226,590	-	-	-	-	-	3,226,590
Issued on exercise of warrants	1,428,406	-	-	-	-	-	1,428,406
Issued on exercise of stock options	59,200	-	-	-	-	-	59,200
Issued for mineral properties	3,600	-	-	-	-	-	3,600
Unrealized gain (loss) on marketable securities	-	-	-	-	262,072	-	262,072
Stock options granted	-	-	-	218,391	-	-	218,391
Tax effect of flow-through shares issued	-	-	(85,398)	-	-	-	(85,398)
Net loss	-	-	-	-	-	(4,766,913)	(4,766,913)
Balance at August 31, 2004	14,990,075	-	(262,601)	584,982	309,622	(11,044,803)	4,577,275
Issuance of flow-through common shares for cash	259,901	-	-	-	-	-	259,901
Issuance of common shares for cash	5,441,078	-	-	-	-	-	5,441,078
Issued on exercise of warrants	2,272,462	-	-	-	-	-	2,272,462
Issued on exercise of stock options	521,873	-	-	(13,022)	-	-	508,851
Issued for mineral properties	28,000	-	-	-	-	-	28,000
Unrealized gain (loss) on marketable securities	-	-	-	-	(289,000)	-	(289,000)
Stock options granted	-	-	-	109,434	-	-	109,434
Tax effect of flow-through shares issued	-	-	(52,061)	-	-	-	(52,061)
Net loss	-	-	-	-		(8,112,593)	(8,112,593)
Balance at August 31, 2005	23,513,389	-	(314,662)	681,394	20,622	(19,157,396)	4,743,347
Issuance of common shares for cash	14,898,656	-	-	-	-	-	14,898,656
Issued on exercise of warrants	1,181,305	-	-	-	-	-	1,181,305
Issued on exercise of stock options	165,418	-	-	(47,670)	-	-	117,748
Issued for mineral properties	40,000	-	-	-	-	-	40,000
Translation adjustment	-	-	-	-	(658,380)		(658,380)
Unrealized gain (loss) on marketable securities	-	-	-		333,375	-	333,375
Stock options granted	-	-	-	160,376	-	-	160,376
Tax effect of flow-through shares issued	-	-	(80,755)	-	-	-	(80,755)
Net loss	-	-	-	-	-	(8,537,460)	(8,537,460)
Balance, August 31, 2006	39,798,768	-	(395,417)	794,100	(304,383)	(27,694,856)	12,198,212
Issued on exercise of warrants	11,454,791	-	-	-	-	-	11,454,791
Issued on exercise of stock options	892,557	-	-	(266,982)	-	-	625,575
Issued for mineral properties net of costs	227,742	-	-	-	-	-	227,742
Unrealized loss on marketable securities					1,520,001		1,520,001
Stock options granted	-	-	-	1,487,660	-	-	1,487,660
Translation adjustment	-	-	-	-	196,444		196,444
Tax effect of flow-through shares issued	-	-	105,514	-	-	-	105,514
Net loss	-	-	-	-	-	(10,037,221)	(10,037,221)
Balance, August 31, 2007	52,373,858	-	(289,903)	2,014,778	1,412,062	(37,732,077)	17,778,718

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the consolidated financial statements

For the year ended August 31, 2009

						Deficit
						accumulated
			Flow-through		Accumulated	during
	Common shares Obligation		special		other exploration &		Total
	without par value to issue		warrants Contributed comprehensive development				shareholders'
	Amount	shares	Amount	surplus	income	stage	equity
Balance, August 31, 2007	52,373,858	-	(289,903)	2,014,778	1,412,062	(37,732,077)	17,778,718
Issued on exercise of warrants	1,487,500	-	-	-	-	-	1,487,500
Issued on exercise of stock options	1,334,748	-	-	(512,924)	-	-	821,824
Issued for mineral properties net of costs	163,236	-	-	-	-	-	163,236
Translation adjustment	-	-	-	-	(76,208)		(76,208)
Unrealized loss on marketable securities	-	-	-	-	(966,001)	-	(966,001)
Stock options granted	-	-	-	1,288,383	-	-	1,288,383
Net loss	-	-	-	-		(11,783,332)	(11,783,332)
Balance, August 31, 2008	55,359,342	-	(289,903)	2,790,237	369,853	(49,515,409)	8,714,120
Issuance of common shares for cash	34,174,382	-	-	5,288,917	-	-	39,463,299
Issued on exercise of stock options	411,592	-	-	(129,952)	-	-	281,640
Translation adjustment	-	-	-	-	108,145		108,145
Unrealized loss on marketable securities	-	-	-	-	1,017,002	-	1,017,002
Stock options granted	-	-	-	2,518,107	-	-	2,518,107
Net loss	-	-	-	-	-	(7,347,731)	(7,347,731)
Balance, August 31, 2009	89,945,316	-	(289,903) 10,467,309		1,495,000	(56,863,140)	44,754,582

17.

SUBSEQUENT EVENTS

During September 2009 the Company was granted prospecting rights for a 118 square kilometre area named the Waterberg Project north of the known North Limb of the Bushveld Complex.  The Company holds an initial 74% interest in the project and a private South African BEE firm holds a 26% interest.  Magnetic, gravity, and general trends all indicate that the North Limb extends under shallow cover in this area and initial geochemical sampling confirms this interpretation.  The Company subsequently entered into a farm-in agreement with JOGMEC for this project whereby JOGMEC can earn a 37% project interest (one half of the Company’s interest) by funding $3.2m in exploration expenditures over a 4 year period.  The Company will carry out exploration programs for the project and this work will commence shortly.

All material subsequent events are considered in these Financial Statements to November 23, 2009.